Exhibit 99.3

[LETTERHEAD]

December 18, 2002

Board of Directors
MAPICS, Inc.
1000 Windward Concourse Parkway, Suite 100
Alpharetta, Georgia 30005

Members of the Board:

We hereby consent to the inclusion of our opinion letter to the Board of Directors of MAPICS, Inc. (“MAPICS”) as Annex C to the Joint Proxy Statement/Prospectus of MAPICS and Frontstep, Inc. (“Frontstep”) included in the Registration Statement on Form S-4 of MAPICS relating to the proposed merger transaction involving MAPICS and Frontstep and reference thereto in such Joint Proxy Statement/Prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ SunTrust Capital Markets, Inc.

SUNTRUST CAPITAL MARKETS, INC.